SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Form of Immediate Report filed with the Israel Securities Authority re Internet Gold Notice of initial interest rate of the series A debentures dated April 13, 2005.



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                                                                          Item 1


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                                 April 13, 2005

                        INTERNET GOLD - GOLDEN LINES LTD.

                                 (The "Company")


To

Israeli Securities Authority                Tel-Aviv Stock Exchange Ltd


          Notice of initial interest rate of the debentures (series A)

Pursuant to the Company's prospectus dated March 31, 2005, the Company announces that the initial interest rate of the debentures (series A) of the Company, which will be paid on April 1st 2006, for the interest period commencing on April 10 2005, and ending on March 31, 2006, shall be 3.89%


/s/Doron Turgeman
-------------------
Doron Turgeman, CFO



Copy: Investec Trust Company (Israel) Ltd


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                                     By /s/Eli Holtzman
                                                        ---------------
                                                        Eli Holtzman
                                                        Chief Executive Officer




Date:  April 13, 2005